Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

VIA EDGAR

January 6, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-0406

Re:	Scilex Holding Company (the “Registrant”)

Request to Withdraw Registration Statement on Form S-1

File No. 333-289223

Ladies and Gentlemen:

In accordance with Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-289223) of the Registrant, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Registrant has decided not to pursue the sale of securities for which the Registration Statement was filed. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Registrant, however, requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account, to be offset against the filing fee for any future registration statement the Registrant may file with the Commission.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned at Scilex Holding Company, 960 San Antonio Road, Palo Alto, California, Attention: Chief Executive Officer & President, and to the Registrant’s legal counsel, Paul Hastings LLP, 1117 S. California Avenue, Palo Alto, California 94304, Attn: Elizabeth Razzano.

Please do not hesitate to contact Elizabeth Razzano of Paul Hastings LLP, counsel to the Registrant, at (650) 320-1895 with any questions with regard to this matter.

Sincerely, SCILEX HOLDING COMPANY

By:	/s/ Henry Ji
Henry Ji, Ph.D.
Chief Executive Officer and President

cc:	Jeffrey T. Hartlin, Paul Hastings LLP

Elizabeth A. Razzano, Paul Hastings LLP